EXHIBIT 5.1

June 1, 2005

SEQUENOM, INC.

3595	John Hopkins Court

San Diego, CA 92121

Ladies and Gentlemen:

You have requested our opinion with respect to certain matters in connection with the filing by Sequenom, Inc., a Delaware corporation, of a Registration Statement on Form S-8 (the “Registration Statement”) with the Securities and Exchange Commission covering the registration of 3,021,265 shares (the “Shares”) of Sequenom’s Common Stock, $.001 par value, which is comprised of (i) 2,617,012 Shares reserved for issuance upon the exercise of options granted under the Sequenom 1999 Stock Incentive Plan (the “Incentive Plan”) and (ii) 404,253 Shares reserved for issuance under the Sequenom 1999 Employee Stock Purchase Plan (the “Purchase Plan”).

In connection with this opinion, we have examined and relied upon the Registration Statement and related prospectus and such documents, records, certificates, memoranda and other instruments as in our judgment are necessary or appropriate to enable us to render the opinion expressed below. We have assumed the genuineness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof.

On the basis of the foregoing, and in reliance thereon, we are of the opinion that the Shares, when issued and sold in accordance with the Incentive Plan or the Purchase Plan, as the case may be, and the Registration Statement and related prospectus, will be validly issued, fully paid and nonassessable.

Very truly yours,

Cooley Godward LLP

By:	/s/ D. Bradley Peck
D. Bradley Peck, Esq.